Exhibit 99.1

Results of Annual General Meeting

Results of Annual General Meeting

December 5, 2025

Mixed Martial Arts Group Limited (“MMA” or “the Company”) advises the results of the Annual General Meeting held on November 28, 2025.

Voting on the resolutions put to the meeting was conducted via poll and the results of the poll are reflected in the attached annexure along with details of valid proxies received prior to the meeting.

All resolutions put to the meeting were approved by the required majority.

Disclosure of Proxy Votes

MIXED MARTIAL ARTS GROUP LIMITED

Annual General Meeting Thursday,

28 November 2025

In accordance with section 251AA of the Corporations Act 2001, the following information is provided in relation to resolutions put to members at the meeting.

	Decided by Show of Hands	Total Number of Proxy Votes exercisable by proxies	Proxy Votes				Poll Results (if applicable)			Results
Resolution	(S) or Poll (P)	validly appointed	FOR	AGAINST	ABSTAIN	PROXY'S DISCRETION	FOR	AGAINST	ABSTAIN	OUTCOME
1 ELECTION OF DIRECTOR – MR JONATHAN HART	P	5,573,605	5,573,605 100%	-	-	-	5,573,605 100%	-	-	Passed
2 ELECTION OF DIRECTOR – MR ERIC CORBETT	P	5,573,605	5,573,605 100%	-	-	-	5,573,605 100%	-	-	Passed
3 ELECTION OF DIRECTOR – MR RICHARD PAOLONE	P	5,573,605	5,573,605 100%	-	-	-	5,573,605 100%	-	-	Passed
4 ELECTION OF DIRECTOR – MS LAURA SANKO	P	5,573,605	5,573,605 100%	-	-	-	5,573,605 100%	-	-	Passed